

November 8, 2011

Via E-mail
Frank A. D'Amelio
Executive Vice President, Business Operations and
Chief Financial Officer (Principal Financial Officer)
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re: Pfizer Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended April 3, 2011**
> **Filed May 12, 2011**
> **File No. 001-03619**

Dear Mr. D'Amelio:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief